Contact

dmetcalf@ist.ucf.edu

www.linkedin.com/in/davidmetcalf1 (LinkedIn)
www.davidmetcalf.com (Personal)

Top Skills

Research

Mobile

Mobile Learning

Languages

Spanish

Certifications

H4D- Hacking for Defense and Diplomacy

Certified in Stanford/I-Corps Lean Startup Methodology

David Metcalf

Director, METIL @ Institute for Simulation and Training- UCF and GP at Global Blockchain Ventures
Orlando

Summary

Inspire innovation and direct initiatives for human performance improvement.

David Metcalf has more than 25 years of experience in the design and research of web-based and mobile technologies converging to enable learning and healthcare. Dr. Metcalf is Director of the Mixed Emerging Technology Integration Lab (METIL) at UCF's Institute for Simulation and Training. The team has built mHealth solutions, simulations, games, eLearning, mobile and enterprise IT systems for Google, J&J, VA, U.S. military and UCF's College of Medicine among others. Recent projects include Lake Nona's Intelligent Home and transmedia, adaptive learning projects using mobile, AR and sims. Dr. Metcalf encourages spinoffs from the lab as part of the innovation process and has launched Merging Traffic and several other for-profit and nonprofit ventures as examples. In addition to research and commercial investments, he supports social entrepreneurship in education and health. Dr. Metcalf continues to bridge the gap between corporate learning and simulation techniques and non-profit and social entrepreneurship. IoT, blockchain, cybersecurity, simulation, mobilization, mobile patient records and medical decision support systems, visualization systems, scalability models, secure mobile data communications, gaming, innovation management and operational excellence are current research topics. Dr. Metcalf frequently presents at industry and research events shaping business strategy and use of technology to improve learning, health and human performance. For more information see http://metil.org. He is the co-editor/author of HIMSS Voice Technology in Healthcare (2020), HIMSS Blockchain in Healthcare (2019), Blockchain Enabled Applications (2018), Connected Health (2017), HIMSS mHealth Innovation (2014) and the HIMSS best-seller mHealth: From Smartphones to Smart Systems (2012).

Specialties:Innovation Management, Strategy, Blockchain, AR/VR, Smart Cities/IoT, mHealth, mLearning, Healthcare IT, Learning strategy, technology advisement and investing. Research and design capabilities for cost-effective real-world learning and simulation initiatives to prepare for the future in 5G and beyond.

Experience

Institute for Simulation and Training, University of Central Florida
Researcher
March 2005 - Present (15 years 7 months)

Global Blockchain Ventures, LLC
GP and Managing Director
February 2018 - Present (2 years 8 months)
Orlando, Florida

Moving Knowledge
President
2005 - Present (15 years)

Moving Knowledge is the mobile learning systems integration spin-off brand from UCF's Institute for Simulation and Training. The company is commercializing several mobile technologies including the Moving Knowledge Engine for managing mobile interactive experiences. The toolset has been used to manage mobile learning games and simulations at Microsoft, Johnson & Johnson, the US DoD, Google and others.

David C Cook
Chairman
2012 - Present (8 years)

RWD Technologies
Former CLO-Chief Learning Technologist
May 1997 - December 2004 (7 years 8 months)

Led strategy and technology consulting for CLOs and learning executives at Fortune 500 companies such as Fujitsu, Rolls-Royce, Roche Diagnostics, 3Com, Vodafone and many others. Managed development team for blended learning innovations in content, testing and certification.

NASA Kennedy Space Center

Supervisor/Lead Multimedia Designer

June 1993 - September 1997 (4 years 4 months)

Led NASA's Design Engineering Contract Multimedia Laboratory, Established some of the first multimedia-based Web-based engineering training while earning a masters and Ph.D. 10x lab growth in 2 years and eventual spin-off of half the lab into a commercial entity- Merrimac Interactive in 1997. Sold to RWD Technologies in 1999.

Education

NSU

Ph.D., Information Systems

NSU

M.S., Computer-Based Learning

University of Texas

BA, Art-Computer Graphics